Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus

Acquisition Corporation II

Commission File No.: 001-40000

Tritium Business Combination

with Decarbonization Plus Acquisition Corporation II

Investor Conference Call Transcript

May 26, 2021

Operator

Good morning, and welcome to the Tritium and Decarbonization Plus Acquisition Corporation II investor conference call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Tritium and Decarbonization Plus Acquisition Corporation II’s expectations or predictions on financial and business performance and conditions, expectations or assumptions in consummating the business combination between the parties, and product development and performance. This includes, but not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. I encourage you to read the press release issued today and Decarbonization Plus Acquisition Corporation II’s filings with the SEC (which include a copy of the investor presentation) for a discussion of the risks that can affect the business combination, Tritium’s business, and the business of the combined company after completion of the proposed business combination.

Decarbonization Plus Acquisition Corporation II and Tritium are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Robert Tichio, Chairman of Decarbonization Plus Acquisition Corporation II. Please go ahead.

Robert Tichio – Partner, Riverstone Holdings and Chairman of the Board of Directors, Decarbonization Plus Acquisition Corporation II

Thank you operator, and thank you everyone for joining us on the call this morning to discuss this exciting announcement.

Before we get started, I wanted to introduce the individuals who you will hear from today. Following me, you’ll hear from Tritium’s CEO, Jane Hunter. Two years ago, Tritium shareholders developed a long-range plan to prepare Tritium to meet the anticipated growth in EV charging. As part of that plan, last year they brought Jane in from Boeing where over her 7-year career, she filled a number of senior roles, most recently as Chief Operating Officer of Boeing’s international Phantom Works Division, which is the advanced prototyping defense, security and military arm of Boeing.

Jane’s real hook is as an operations-heavy executive. She has the skills that we think are essential for this kind of business at this moment in time. As an aside, we believe that what the cleantech category needs generally right now is fewer “idea” men and women, and more deeply skilled operational executives with real experience in standing up industrial businesses. We couldn’t be more excited to support Jane.

You’ll also hear from Michael Hipwood, CFO of Tritium, whose 25-year finance career included serving as CFO of Boeing Australia. He previously had finance oversight for Boeing’s Asia operations, and you’ll see a common thread that this team has global experience, which we view as essential for a company with a global footprint, global customer base and a global addressable market.

Now to the deal—Decarbonization Plus Acquisition Corporation II (which trades under the ticker DCRN) closed its IPO on February 8 in a heavily oversubscribed, 16x covered deal, raising $403 million.

DCRN will combine with Tritium in a $1.4 billion enterprise value deal, and post-merger the combined company will emerge with $300 million of cash on its balance sheet, sourced from the DCRN cash in trust and assuming no redemptions by DCRN’s public stockholders. As you’ll hear later, DCRN believes that this platform is very different from the network platform in the EV charging space. DCRN believes that Tritium is an infrastructure player with a technology-advantaged moat and does not rely on the realization of revenue far into the future. Tritium forecasts cumulative negative free cash flow of only $68 million before it breaks even in just a year and a half, so DCRN believes that the additional cash on the balance sheet will arm the company for M&A or other growth efforts above the base business plan. Proforma for the deal, existing Tritium shareholders are expected to roll 100% of their equity into the merger, which DCRN believes would show tremendous support for the transaction and for Tritium’s prospects for future growth.

The combined company is expected to trade on the Nasdaq under the “DCFC” ticker. DCRN believes that the DCFC ticker, which represents “DC fast charging,” will help synonymize the combined company with DC fast charging as it becomes ubiquitous with mobility and EVs.

Lastly, for our IPO investors, Tritium represents a transaction right down the fairway of where we told investors we’d focus. The electrification of transport was our #1 category, and we believe it will be an unavoidable thematic for investors as the elevation of ESG, decarbonization and mobility continues this year and next.

Looking at the overall market space, let’s start at 60,000 feet. There are now a handful of charging platforms in the public space. Each are different, but nearly all require investors to make a host of assumptions around network usage, adoption rates, electricity prices, sales margins on future electricity prices and even real estate selection. With Tritium, on the other hand, we believe the value proposition is quite straightforward. It is rooted in two questions: 1. Do you believe in the growth of EV charging? And 2. Do you believe in the growth of fast charging? We believe this company will be THE name synonymous with DC fast charging in the public market. In fact, if you’ve taken a New York City electric bus or driven on the Autobahn, you may have already been in a vehicle powered by a Tritium charger.

There are 4 principal considerations that DCRN believes differentiate Tritium:

One, DCRN believes Tritium will benefit from the widely accepted view around accelerating EV penetration. It’s massive and it’s a rapidly growing TAM. Fast charging is, in our view, essential – even perhaps existential – to the success of EV adoption.

Two, DCRN believes Tritium’s focus on DC fast charging presents Tritium with real advantages, given the technical complexity that DC fast chargers require over slow chargers. This equipment is not equivalent to plugging in your vacuum cleaner. It is technically complex and it is full of highly engineered technology.

Three, DCRN believes Tritium is already positioned for market leadership. We bring to you today a business that already has nearly 350 full-time employees, has already seen over $160 million of invested capital directed into it, already has existing manufacturing footprints, and already has recorded and growing revenues.

Four and finally, DCRN believes the avenues for continued growth are extraordinary. Blue-chip companies, Fortune 100s, municipalities, vehicle OEMs – they are all now buyers of charging equipment – they are largely committed to making sure their employees or customers have access to fast, reliable charging. We believe that the future of fast charging won’t just rest on the phasing out of traditional fueling at gas stations, but we believe the next 10 years you will see fast chargers in the parking lot of your local coffee shop when you stop in for a cup of coffee or in the parking lot of your neighborhood home improvement store. Riverstone believed that two years ago when we began our electrification mobility investment vertical across private equity portfolio. Riverstone has invested in assets ranging from downstream businesses in vehicle assembly, midstream businesses in EV charging infrastructure, and upstream businesses in lithium and nickel mines in places like Australia, Brazil and Argentina. DCRN believes that Tritium’s software and service offerings should further expand and diversify its revenue stream after the sale of the hardware, using the charger as a Trojan horse for a deepened customer relationship. To co-opt an often-used phrase, we see the charging equipment creating a flywheel of related profit opportunities, and Tritium sees their business model exactly the same way.

Through our diligence, DCRN believes that the strength of Tritium’s fast charging proposition – a 20-mile charge in a minute or a 100-mile charge in 5 minutes – will make fast charging an essential part of the infrastructure mix in the next decade. We at DCRN see strong use cases for both slow charging and fast charging, but are absolutely convinced that fast charging will represent the key catalyst to accelerate EV adoption as vehicle owners seek a “refueling” experience that is most similar to their gasoline refueling experience. President Biden’s infrastructure plan emphasizes fast charging, and DCRN believes that major vehicle OEMs believe in fast charging, Germany supports fast charging, major international traditional energy companies believe in fast charging. We believe too, and we want to be part of a company whose fair share of that market we believe will spell substantial success for shareholders.

Now, it’s my pleasure to turn the call over to Jane Hunter, CEO of Tritium.

Jane Hunter – CEO, Tritium

Thanks Robert, for that fantastic introduction. Good morning—I’m Jane Hunter, CEO of Tritium. I’ll take you through some details about Tritium – the company’s journey to get to the unique market position we find ourselves in, as well as our very exciting future.

We’re all on this call today, because of what we can see happening across the globe in transport, which is that the tipping point for electric vehicles has been reached and there’s a rapid technology transition afoot. Economies are moving from oil powered transport to transport powered by electricity, and with that, internal combustion engine vehicles are already an obsolete technology. None of the major car manufacturers are still investing in ICE development. But almost all started investing large amounts of money in EV battery technology.

This move is underpinned by supportive government policies, and with the large investments being made into EV battery technology, analysts are suggesting EVs will reach price parity within 3-4 years, with total cost of ownership favoring EV’s before that.

At the moment, there’s a land grab going on among the industries that have an interest in charging infrastructure – utilities, fleets, retailers, fuel sellers, car manufacturers and charge point operators. That competition in the market to own the infrastructure is driving demand for chargers, so the rollout of charging infrastructure’s actually outpacing the vehicle uptake rates – meaning there’s a higher front-loaded CAGR for charging hardware than for EV uptake.

That leads into the question of why DC chargers for your electric vehicle instead of cheaper AC chargers? Fundamentally, that reason is convenience – when you’re travelling any significant distance, or you need to drive a lot in the course of your day, or you’ve just forgotten to charge overnight, you will need a rapid convenience charge – you won’t have time to wait an hour and a half or even 50 minutes stuck somewhere waiting on a slow AC charge. Drivers will want the experience of public charging to be as close as possible to their current experience at the gas pump – just a few minutes to get enough range to get on with your day.

And that’s what the high-power chargers that Tritium makes can offer.

The projections for the number of DC fast chargers needed to power the world’s EVs are absolutely huge. From 2020 to 2040, excluding China, the number of chargers deployed is set to jump from 74,000 to 2.7 million – and that’s a conservative estimate. That’s 4.6 million fast chargers needed globally by 2040, with markets outside of China growing faster than the Chinese market.

In this context, one of the exciting things for Tritium, is that our fast DC chargers can support all businesses operating fast chargers, whatever industry they’re in.

Some of those key channels that make up Tritium’s customer base are:

The Charge Point Operators – those are the businesses that operate a fleet of public DC chargers and they’ve been the first movers in the public infrastructure rollout. Four out of the five largest CPOs are Tritium customers, including the largest owner of public fast DC charge points in Europe.

Car manufacturers that are rolling out large numbers of public chargers to facilitate their EV sales by reducing range anxiety.

Fleets – increasingly they’re being electrified. Fleet owner uptake is driven by TCO advantages as well as Government drivers like emissions regimes or sustainability objectives.

Fuel companies are having their Kodak moment, with decreasing fuel sales and the transition to EVs, and that is going to require them to totally rethink their business models. They’ll need to replace gasoline sales with kilowatts per hour and convenience store sales and take advantage of their real estate footprint to drive revenue.

Retail stores are increasingly buying EV chargers as a convenience charge for their customers and to drive foot traffic.

And finally, energy utilities – suddenly they have this unprecedented opportunity to control this energy transition in their favor – growing their profits with increased power draw down from the grid and bundling their customer offerings onto a single account for home and car power needs.

Tritium serves all these customers in a unique way. If we use the analogy of selling the shovels and picks to the gold miners during the goldrush, then we provide the infrastructure necessary to operate your EV, but we don’t bear the risk of volatile energy prices, tariffs or demand charges and varying utilization rates, which our CPO customers do bear. We don’t need to build out a fleet of chargers to enable car sales like the auto OEM’s and we don’t need to grow our electricity sales like the utilities or replace declining fuel sales like the fuel majors.

But all of our customers do have these business needs, and they lack ownership of the market leading hardware, which makes them reliant on companies like Tritium.

You might ask, that with such a specific market to address, how does Tritium differentiate itself from our competitors?

Well most importantly, Tritium’s patented technology is exclusively focused on DC fast charging – giving us a clear business objective, concentrated staff expertise for that technical complexity Robert mentioned earlier, and a supporting organizational structure that’s a business benefit, compared with our diversified competitors.

Our DC fast charging technology is unique, with features that provide competitive advantages in the market:

Our liquid cooling enables us to deliver the narrowest charger on the market with the smallest footprint;

The liquid cooling also eliminates the need to change the air filters annually and it enables a fully sealed charger, which ultimately leads to a lower total cost of ownership and high reliability.

Our new modular scalable charging platform, which we launched late last year, also differentiates our technology by providing a scalable and highly cost-effective price model for larger sites.

As a first-mover in this market, Tritium’s now had the advantage of over 8 years building a team of engineers who’ve become world experts in their fields of specialized expertise.

Tritium also has the first mover advantage of being one of the few charger OEMs with a truly global footprint. We have offices and factories in the US, the Netherlands and Australia, so we’re very well-placed to serve the main global EV markets of Europe, the Americas and Asia Pacific.

Of those markets, our largest is Europe, which makes up 70% of our revenue and is also the most mature EV market in the world. That’s followed by North America which makes up around 20% of our revenue, and Asia Pacific which stands at 10%.

Tritium holds around 15% of market share in the US, 20% in Europe and 90% in Australia/New Zealand, which makes us the market leader in ANZ and #2 in the markets in the US and Europe in the high-power charging segment.

And with that, I’d like to turn the call over to our CFO, Michael Hipwood

Michael Hipwood – CFO, Tritium

Thanks Jane.

Tritium has created a business with 3 key revenue streams that continue over the life of our chargers and beyond, with a focus on ensuring our customers have the highest level of reliability and uptime for their end customers—the EV drivers.

Tritium’s three key revenue streams are charger revenue, software revenue and services revenue.

Charger revenue includes sales of initial hardware, spare parts, hardware upgrades and site expansion.

Software revenue includes ongoing preventative maintenance and site optimization.

Services revenue also aims to give customers the highest uptime through our extended warranties for the life of the chargers and service level agreements to ensure a very fast response to any issues.

As the EV charging networks mature, more of our revenue mix will come from supporting those networks via software and services with a focus on reliability and uptime, to ensure customer profitability. We have a five-year plus track record of growing revenue at a 56% compound annual growth rate, and anticipate that we will be able to continue or improve this as our company and the market mature and our revenue mix changes. As of 2020, charger sales made up 96% of total revenue of 59 million dollars. By 2026, we expect this share to decrease to around 73%, on total revenue of one and a half billion dollars, as both services and software portions of the business take off.

In the more near-term, by 2023, just 21 months from now, we expect Tritium will reach scale by delivering this full suite of products along with completing the build out of our manufacturing capacity. This would allow us to increase our business to the level where we have strong gross profit, sustainable EBITDA and growing free cash flow.

We believe our free cash flow realization is attractive. Tritium is forecasted to require just $68 million to turn free cash flow positive in 2023, while yearly capex requirements are forecasted at just $6 million.

Importantly, we believe the injection of capital from our merger with DCRN means we can scale appropriately and meet our true potential to be THE dominant DC fast charging manufacturer in the world.

With that, I’ll turn the call over to Robert.

Robert Tichio – Partner, Riverstone Holdings; Chairman of the Board of Directors, Decarbonization Plus Acquisition Corporation II

Thanks Michael.

At the close of this transaction, the business will have $300 million of cash on the balance sheet, assuming no redemptions by DCRN’s public stockholders. As you heard from Michael, this equates to a fortress balance sheet, which we believe reduces the probability that the company will need to raise capital to execute on its growth plans and arming it with capital flexibility to pursue unplanned but accretive growth beyond the plan.

Proforma for the merger, the combined company will debut at a $1.4 billion enterprise value at $10.00 per share, which represents a very attractive entry point of 4x forecasted 2026 EBITDA and less than 1x forecasted 2026 revenue. The 14-16x forecasted forward EBITDA at year end 2025 would equate to a forecasted enterprise value of $4.9-$5.6 billion. If equity investors entered the investment today at $2.1-$2.5 billion they would enjoy a 20% compounded equity rate of return over 4-and-a-half years based on this forecasted enterprise value. Yet, the transaction valuation is not set at $2.1 billion or $2.5 billion, but $1.4 billion. Said another way, investors entering at $1.4 billion would enjoy compounding equity return of 28% per annum, not 20%, to arrive at the low end of the forecasted 2025 valuation range, and 31% compounding returns per annum at the high end. In terms of share prices, investors at $10.00 per share see a path to more than tripling their money in just 4.5 years.

You have heard at length about Tritium’s business and how we believe it differs from its competitors. The publicly traded charging operators are largely focused on the network effects of ultimate adoption, all of which feature incredibly nuanced evaluations on adoption curves and usage patterns, each of which can have significant impacts on value. I think, post-merger announcement of some of the recent charging mergers, the market has begun to understand the complications of forecasting razor thin margins on electricity sales 5 years from now in the network player category, for example. Also competing in the space you have the diversified electric equipment peers. These are strong industrial conglomerates that sport attractive traditional financial performance metrics. Yet, they are large integrated platforms with slow growth, legacy labor burdens, and oftentimes suboptimal physical plants due to heritage unrelated business lines. Not one of these companies – not one – is a pure play manufacturer of EV fast chargers.

Tritium, by contrast, is focused solely on the DC fast charging market, it does not rely on forecasting electricity sales for its financial projections, it has no legacy entanglements, and it has been built to serve the EV market exclusively since inception.

This leads me to what we see as Tritium’s differentiated strengths:

1.	A global sales reach that is already in place

2.	Sales professionals on 4 continents

3.	More than 4,400 DC fast chargers installed globally already by Tritium

4.	41 countries with Tritium chargers today

5.	Facilities in Australia, Europe and California that can serve customers in their home geographies

6.	#1 or 2 market share in Europe, Australia and North America and,

7.	Over $80 million of forecasted current year revenue

We thank you for your time today, and have a great day.

Operator

Thank you. That concludes today’s conference call. Thank you for joining. You may now disconnect.